Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

ConnectOne Bancorp has one subsidiary, ConnectOne Bank.

ConnectOne Bank has three wholly owned subsidiaries:

—	NJCB Investment Company, Inc., a New Jersey corporation

—	NJCB Spec-1, LLC, a New Jersey limited liability company; and

—	Greenbrook Title Agency, LLC, a New Jersey liability company.

ConnectOne Bank also owns a 49% interest in Greenbrook Title Agency, LLC, a New Jersey limited liability company.